NATURAL RESOURCE PARTNERS L.P.
601 Jefferson St., Suite 3600
Houston, TX 77002
August 1, 2005
VIA FACSIMILE
United States Securities and Exchange Commission
Division of Corporation Finance
Mail Stop 7010
Washington, D.C. 20549-7010
Attention: Mr. Jason Wynn

Re:	Request for Acceleration of Effectiveness of Registration Statement on Form S-3 (File No. 333-126186) of Natural Resource Partners L.P., as amended
Ladies and Gentlemen:
     Pursuant to Rule 461 under the Securities Act of 1933, as amended, we hereby request that the effectiveness of the above-captioned Registration Statement be accelerated so that such Registration Statement will become effective on Tuesday, August 2, 2005, at 4:00 p.m., Eastern Time, or as soon thereafter as practicable.
     We acknowledge that:
•	should the Securities and Exchange Commission (the “Commission”) or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•	the action of the Committee or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve us from our responsibility for the accuracy and adequacy of the disclosure in the filing; and

•	it is the position of the staff that we may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please call the undersigned at (713) 751-7516 with any questions regarding this matter.

Very truly yours, NATURAL RESOURCE PARTNERS L.P.
By:	NRP (GP) LP, its general partner

By:	GP Natural Resource Partners LLC its general partner

By:	/s/ Wyatt L. Hogan
Wyatt L. Hogan
Vice President and General Counsel